Exhibit (d)(7)

Execution Version

November  25, 2015

Rhombus Cinema Holdings, LLC

c/o Rizvi Traverse Management, LLC
9645 Wilshire Boulevard, Suite 840
Beverly Hills CA 90212

Re:  Equity Commitment Letter

Ladies and Gentlemen:

This amended and restated commitment letter (as amended, supplemented or otherwise modified, the “Commitment Letter”) amends, restates and supersedes that certain commitment letter, dated as of November 8, 2015 (the “Original Commitment Letter”) from Fortress Credit Advisors LLC, a Delaware limited liability company, on behalf of itself and/or as arranger on behalf of one or more investment funds managed directly or indirectly by one or more affiliates (“Investor”), to Rhombus Cinema Holdings, LLC, a Delaware limited liability company (“Purchaser”), and Rizvi Traverse Management, LLC (together with its affiliated funds and co-investment vehicles, “Sponsor”).

This Commitment Letter sets forth the commitment of Investor to purchase, subject to the terms and conditions hereof, certain equity securities to be issued by Purchaser in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of November 8, 2015, by and among Purchaser, Rhombus Merger Sub, Inc., a newly formed, wholly owned, indirect Delaware corporate subsidiary of Purchaser (“Merger Sub”), and RealD Inc., a Delaware corporation (“Company”), a copy of which is attached hereto as Exhibit A (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, once all conditions precedent to the Closing under the Merger Agreement have been satisfied or validly waived, Purchaser has agreed to cause the merger of Merger Sub with and into Company, with Company as the survivor, and pursuant to which all shareholders of Company would receive cash for their shares in Company and all options, warrants and other rights to acquire securities of Company would be cashed out and/or cancelled (but subject to the Equity Rollover (as defined below)).  Guarantor (as defined below) has, in connection with execution of the Merger Agreement, executed a Limited Guaranty in favor of Company guaranteeing certain payment obligations of Purchaser under the Merger Agreement if and when payable thereunder. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

1.                                    Commitment.  In connection with the execution of the Merger Agreement, Purchaser has received an equity commitment letter (the “Rizvi Equity Commitment Letter”), dated as of November 8, 2015, from Rizvi Opportunistic Equity Fund III, L.P. (the “Guarantor”).  Pursuant to the Rizvi Equity Commitment Letter, the Guarantor has committed, subject to the terms and conditions set forth in the Rizvi Equity Commitment Letter, to contribute or cause to be contributed at the Closing directly or indirectly to Purchaser up to the amount of equity set forth on the attached Exhibit B (collectively, the “Rizvi Equity Commitment”).  Sponsor has procured one or more commitments from financing sources (“Financing Letters”) to provide not less than $315,000,000 in debt financing (such financing, including as modified in accordance with any “flex” provisions, and any high yield notes issued in lieu thereof, the “Debt Financing”) to Rhombus Holdings, Inc (“Holdco”), the borrower and a wholly owned subsidiary of Purchaser. Michael V. Lewis and MVL Trust dated August 3, 2010 (the “Rollover Investors”) have committed to transfer, contribute and deliver the equity securities of the Company to the Purchaser as set forth in Exhibit C (the “Rollover Commitment Letter” and such transactions collectively, the “Equity Rollover”).  It is contemplated that at the Closing Michael V. Lewis will enter into an employment agreement to be the Chief Executive Officer of the Company substantially in the form included in Exhibit D.  Investor hereby irrevocably agrees to contribute, or cause to be contributed, as an equity contribution to Purchaser, an aggregate amount equal to $125,000,000 (“Contribution”), in accordance with the terms and conditions set forth on Exhibit E, but subject only to satisfaction of the terms and conditions set forth in this Commitment Letter.  The proceeds from the Rizvi Equity Commitment, the Equity Rollover, the Contribution and the Debt Financing shall be used by Purchaser to the extent necessary, solely to fund a portion of (a) the Merger Consideration and (b) costs, fees and expenses relating to the transactions which are the subject of the Merger Agreement in each case at the Closing (collectively, the “Purchaser Payments”), (c) for working capital of the Company and its subsidiaries after the Merger, and for no other purpose; provided that Investor shall not, under any circumstances, be obligated to contribute to Purchaser an amount greater than the amount of the Contribution.

2.                                    Closing Conditions.   Investor’s obligation to make the Contribution pursuant to this Commitment Letter is subject to the following conditions: (a) the execution and delivery of the Merger Agreement in the form attached hereto (which occurred on November 8, 2015), without any amendment or modification thereto not consented to by Investor in writing other than amendments or modifications that would not reasonably be expected to be adverse to the interests of Investor, (b) the satisfaction or waiver by Purchaser of all conditions precedent to the obligations of Purchaser to consummate the transactions contemplated by the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction of such conditions at the Closing); provided that any such waiver that would (i) reasonably be expected to be adverse to the interests of Investor or (ii) give Purchaser the right to terminate the Merger Agreement, must also be approved in writing by Investor, (c) substantially concurrently (i) the Debt Financing (or any alternative financing in accordance with Section 5.13 of the Merger Agreement) has been funded (or the sources of the Debt Financing (or any such alternative financing) have irrevocably confirmed in writing that the Debt Financing (or such alternative financing) will be concurrently funded if the Contribution is funded by the Investor), (ii) the Rizvi Equity Commitment is funded by the Guarantor or by Sponsor and (iii) the Equity Rollover is consummated; (d) the execution and delivery of investment documents (including an Investment Agreement and a limited partnership agreement) containing the terms set forth on Exhibit E, in customary form, and accompanied by customary closing certificates, in each case, except as specified within Exhibit E herein, in forms consistent with prior similar agreements between the Sponsor and the Investor in connection with the “SESAC” transaction, as the same may be modified by mutual agreement to take into account the industry of the Company, and as modified by the terms set forth in Exhibits E and F and giving due regard to operational and strategic requirements of Purchaser and its subsidiaries in light of their size and capitalization, geographic location, line of business, the proposed business plan, the disclosure schedules in the Merger Agreement and the definition of “Material Adverse Effect” in the Merger Agreement and (e) the substantially contemporaneous consummation of the Closing.

3.                                    Enforcement/Recourse.   This Commitment Letter is solely for the benefit of Sponsor and Purchaser and is not intended to, nor does it, confer any benefits on, or create any rights or remedies in favor of, any Person other than Sponsor and Purchaser, this Commitment Letter may only be enforced by Purchaser or Sponsor and in no event shall any of Purchaser’s creditors have any right to enforce this Commitment Letter or to cause Purchaser to enforce this Commitment Letter.  Purchaser and Sponsor shall be entitled to specific performance in connection with any breach by the Investor of this Commitment Letter.  Neither Purchaser nor Sponsor may seek or accept any form of monetary relief that may be available for breach of this Commitment Letter (including monetary, punitive, indirect, special, consequential and/or any other damages) other than an order compelling Investor to fund, and/or to pay damages (other than punitive, indirect, special or consequential damages) arising from breach of this Commitment Letter in an amount not to exceed the Contribution.  In connection with the foregoing, the parties hereto hereby waive (x) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (y) any requirement under any law to post a bond or other security as a prerequisite to obtaining specific performance.

4.                                    Expiration.   All obligations under this Commitment Letter shall expire and terminate automatically and immediately and without any further action upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Closing (at which time the Contribution shall be funded in accordance with the terms hereof), (c) the Company or any of its Affiliates asserting any claim against Investor or any of its Affiliates in connection with the Merger Agreement, (d) payment in full by the Guarantor of its Obligations under the Guarantee, and (e) 11:59 p.m., New York City time, on April 6, 2016, if the Closing has not occurred by that date, unless such failure is due to the breach by Investor of this Commitment Letter; provided that no such termination shall relieve Investor from any liability to Purchaser, Sponsor or their Affiliates for any breach of this Agreement by Investor prior to such termination.

5.                                    No Assignment.   The Investor’s commitment evidenced by this Commitment Letter (the “Commitment”) shall not be assignable by Purchaser without the prior written consent of Investor and the granting of such consent in a given instance shall be solely in the discretion of the Investor and if granted, shall not constitute a waiver of this requirement as to any subsequent assignment; provided, that the rights of Purchaser hereunder (including the Commitment) may only be assigned by Purchaser to a Person who is an Affiliate of Sponsor and (i) to whom the Merger Agreement is validly assigned in accordance with the terms thereof, (ii) to whom the Rizvi Equity Commitment is validly assigned in accordance with the terms of the Rizvi Equity Commitment Letter and (iii) that is an entity formed for purposes of the transactions contemplated by the Merger Agreement and that does not have any assets, liabilities or operations (other than in connection with the transactions contemplated by the Merger Agreement or those incidental to its formation).  The Commitment shall not be assignable by Investor without the prior written consent of Purchaser and the granting of such consent in a given instance shall be solely in the discretion of the Purchaser and if granted, shall not constitute a waiver of this requirement as to any subsequent assignment; provided, that without any such consent, Investor may (i) assign its rights hereunder to a Person who is an Affiliate of Investor, and (ii) assign up to $50 million of the Contribution to another Person so long as Investor and its Affiliates retain $75 million or more of the Commitment (as reduced pro rata in connection with a reduction of the Preferred Units by Purchaser), provided in either case, that no such assignment shall relieve Investor of its obligations hereunder.  Any purported assignment of this Commitment by Purchaser or Investor in contravention of this Section 5 shall be null and void ab initio.

6.                                    No Other Beneficiaries.  This Commitment Letter shall be binding on the Investor solely for the benefit of Purchaser and Sponsor, and nothing set forth in this Commitment Letter is intended to or shall confer upon or give to any Person other than Purchaser and Sponsor any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Purchaser to enforce, the Contribution or any provisions of this Commitment Letter.

7.                                    Representations and Warranties.  Investor  hereby represents and warrants that (a) it has all power and authority to execute, deliver and perform this Commitment Letter; (b) the execution, delivery and performance of this Commitment Letter by Investor  has been duly and validly authorized and approved by all necessary action, and no other proceedings or actions on the part of Investor  are necessary therefor; (c) this Commitment Letter has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against Investor  in accordance with its terms (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law)); (d) the execution, delivery and performance by Investor  of this Commitment Letter do not and will not violate the organizational documents of Investor  or any applicable law, or require any consent or other action by any Person under, constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in any breach of or give rise to any right of termination, cancellation, amendment or acceleration of, any right or obligation of Investor , (e) Investor  has  available funds sufficient to satisfy the aggregate Contribution plus the aggregate amount of all other commitments and obligations Investor  currently has outstanding; and (f) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Agreement by Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Commitment Letter.

8.                                    Severability.  If any term, provision, agreement, covenant or restriction of this Commitment Letter is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Commitment Letter shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties hereto shall negotiate in good faith to modify this Commitment Letter so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.  No party hereto shall assert, and each party hereto shall cause its respective Affiliates not to assert, that this Commitment Letter or any part hereof is invalid, illegal or unenforceable.

9.                                    Expenses; Indemnification.

Sponsor  agrees that, from and after November 8, 2015, it will, or will cause one or more of its Subsidiaries or Affiliates to, pay and hold Investor, its Affiliates,  and their respective officers, members, managers, legal successors and assigns,  heirs and representatives (collectively, the “Indemnified Persons”),  and each of them,  harmless against any and all liability for any and all actions, suits, proceedings (including any investigations or inquiries), actual losses (excluding lost profits), claims, damages, liabilities or expenses of any kind or nature whatsoever (excluding any  punitive, special or consequential damages based on the bad faith or willful misconduct of the Indemnified Person) which may be suffered, incurred by or asserted against or involve the Indemnified Persons as a result of or arising out of or in any way related to the transactions described in this Commitment Letter, or out-of-pocket expenses (including attorneys’ fees) of Investor in connection with the transactions contemplated hereby and its  investment in Purchaser, all to the extent set forth in the Financing Letter, provided, however, that the foregoing will not apply to (a) any losses of an Indemnified Person to the extent found by a final and non-appealable order of a court of competent jurisdiction  to have resulted solely from the bad faith, gross negligence or willful misconduct of such Indemnified Person or from a material breach by the Investor of the terms hereof or (b) any disputes solely among Indemnified Persons.  The provisions of this Section 10 are independent of all other obligations of Purchaser and/or Sponsor under any other document and shall survive termination or expiration of the Commitment embodied in this letter.  Sponsor  agrees that no Indemnified Person shall be required to (but at its sole election, may) seek indemnification from any other Person or Persons with respect to any matter for which such Indemnified Person is entitled to indemnification hereunder and agrees, for the benefit of the Investor  and each other Indemnified Person to waive any right to contribution from any such Indemnified  Person; provided, that the foregoing shall not be deemed to limit or waive any contractual rights that Purchaser or Sponsor  may have against  Investor under any other document.  EACH OF   PURCHASER  AND SPONSOR  HEREBY ACKNOWLEDGES THAT THE FOREGOING INDEMNITY SHALL BE APPLICABLE TO ALL CLAIMS, LIABILITIES, LOSSES, DAMAGES OR EXPENSES THAT HAVE RESULTED FROM OR ARE ALLEGED TO HAVE RESULTED FROM THE SOLE, JOINT OR CONCURRENT ORDINARY NEGLIGENCE OF THE INVESTOR AND/OR ANY OTHER INDEMNIFIED PERSON (WHETHER ACTIVE OR PASSIVE).

10.  GOVERNING LAW.  THIS COMMITMENT LETTER AND ANY CLAIM OR CONTROVERSY HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER

OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

11.                            Jurisdiction.  Any legal action, suit or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby may only be instituted in the United States District Court for the Southern District of New York,  or if such court does not have jurisdiction, in the Supreme Court of the State of New York,  and each party hereto waives any objection which such party may now or hereafter have to the laying of the venue of any such action, suit or proceeding, and irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding.

12.                            WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS COMMITMENT LETTER BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.  NO PARTY HERETO, NOR ANY OF ITS AFFILIATES, WILL BRING, OR SUPPORT THE BRINGING OF, ANY PROCEEDING, WHETHER AT LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, IN ANY WAY RELATING TO THIS COMMITMENT LETTER ANYWHERE OTHER THAN IN ANY THE CHOSEN COURTS.

13.                            Confidentiality; Cooperation.  This Commitment Letter shall be treated as confidential and is being provided to Purchaser solely in connection with the Merger Agreement.  This Commitment Letter may not be used, circulated, quoted or otherwise referred to in any document (other than the Merger Agreement, or as required by law and any other filings required under applicable securities laws), except with the written consent of the Investor, provided, that no such written consent shall be required for disclosures to the Company, or except as otherwise required by law, including any disclosure required in the Proxy Statement and any other filings required under applicable securities laws.  Investor shall provide to Purchaser all information concerning Investor and cooperation as may be reasonably requested by Purchaser in connection with the Company’s preparation and filing of the Proxy Statement and any other filings required under applicable securities laws and the resolution of any comments thereto received from the SEC.  Investor shall promptly correct any information provided by it for use in the Proxy Statement and any other filings required under applicable securities laws if and to the extent such information shall have become false or misleading in any material respect.

14.                            Interpretation.  Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the terms “ $” or “dollars” refer to U.S. dollars; (vi) the word “including” means “including without limitation”; and (vii) the use of “or” or “any” is not intended to be exclusive unless expressly indicated otherwise.

15.                            Miscellaneous.  The headings contained in this Commitment Letter are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.  This Commitment Letter, the Rizvi Equity Commitment Letter, the Equity Rollover Commitment Letter,  the Debt Financing Commitments, the Guaranty, the Merger Agreement and any other written agreement among the parties hereto entered into contemporaneously herewith constitute the entire agreement with respect to the subject matter hereof, and supersede all prior agreements, understandings and statements, both written and oral, between or among Investor and/or any of its Affiliates and the Purchaser, the Guarantor  or any of their Affiliates.  This Commitment Letter may not be amended, and no provision hereof waived or modified, except by an instrument in writing signed by each of the Investor, the  Guarantor and Purchaser.  This Commitment Letter may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties (including by facsimile or other electronic image scan transmission).

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Very truly yours,

FORTRESS CREDIT ADVISORS LLC

By:	/s/ Constantine Dakolias

Name: Constantine Dakolias
Title: President

Agreed to and accepted as of the date first written above:

RHOMBUS CINEMA HOLDINGS, LLC

By:	/s/ Ben Kohn
Name: Ben Kohn

Title: Authorized Signatory

RIZVI TRAVERSE MANAGEMENT, LLC

By:	/s/ Ben Kohn
Name: Ben Kohn

Title: Managing Partner

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

EXHIBIT B

RIZVI EQUITY COMMITMENT LETTER

EXHIBIT C

ROLLOVER COMMITMENT LETTER

EXHIBIT D

FORM OF EMPLOYMENT AGREEMENT

EXHIBIT E

TERM SHEET

Issuer (“Purchaser”):

Rhombus Cinema Holdings, LLC, a Delaware limited liability company which shall be converted into, or merged with and into a newly formed Delaware limited partnership not later than 30 days after the Closing, which shall at all times be the sole stockholder of RT Rhombus Holdings, Inc., a Delaware corporation (“Intermediate Holdco”), which in turn will be the sole stockholder of Company. The Purchaser’s limited liability company agreement shall have terms consistent with Exhibit F attached hereto.

Company(s):	RealD Inc. (“Company”).

Commitment Amount:	$125 Million of Preferred equity (the “Preferred Units”), which amount can be reduced by Purchaser (but not below $75 million) prior to closing the Merger in its sole discretion.

Acquisition:	To fund, in part, the acquisition of the Company (the “Acquisition”).

Investor:	Fortress Credit Advisors LLC (the “Investor”).

Ranking:	Senior in right of liquidation, winding up, dissolution and payment to all other equity issued or to be issued by Purchaser.

Preferred Return:

10.0% preferred return, per-annum, compounding quarterly payable when and if determined by the Board (the “Preferred Return”). The Preferred Return will accrue if not paid, on a cumulative basis, compounding quarterly in arrears. No distribution will be paid on the Common Units unless and until all accrued and unpaid Preferred Return has been paid on the Preferred Units.

Issue Price:	$1,000 per Preferred Unit.

Liquidation Preference:	$1,000 per Preferred Unit, plus accumulated Preferred Return.

Voting:	Non-voting, subject to agreed upon consent rights and other limited exceptions.

Transfer Restrictions:	The Preferred Units shall be subject to first refusal purchase rights as provided in the SESAC transaction, except that Investor may, during the 12 months following Closing, sell or transfer up to 40% of the total Preferred Units without complying with the aforesaid first refusal provisions.

Equity Participation:

Investor will receive Common equity (the “Common Equity Participation”) equal to 1.0% of all Common equity outstanding upon the consummation (including the Rollover Equity), if any, of the Transaction (before giving effect to issuances pursuant to management equity plan of up to 10% of the outstanding common units of Purchaser (the “Common)) for each $5.0 Million of Preferred Units invested at the Closing of the Transaction for no additional consideration, with standard minority equity rights (including, but not limited to, tag-along, structural anti-dilution (including stock splits and reclassifications) and preemptive rights) and standard restrictions on non-affiliate transfers and drag-along rights.

Voting Agreement:

So long as Sponsor owns no less than 80% of its initially purchased Common, and Sponsor is not in default in performance of its obligations under any of the agreements with Investor and no preferred right event default is continuing, all Common units acquired pursuant to the “Equity Participation” above and “Co-Investment Right” below will be voted by Sponsor.

Amendments to Charter Documents or Voting Agreement:	66 2/3% vote of Preferred Units must consent.

Co-Investment Right:	Investor shall make an investment in Common at the consummation, if any, of the Transaction in an amount equal to $5.0 million at the same price per share of Common as the Sponsor.

EXHIBIT F

LIMITED LIABILITY COMPANY AGREEMENT TERM SHEET